Shareholder meeting results
(unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 			Votes against 			Abstentions
243,923,590 		8,946,071 				9,309,603


All tabulations are rounded to the nearest whole number.